Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011		2010		2009		2008		2007
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$1,160		$1,252		$1,131		$1,160		$905
Less: Net income from continuing operations attributable to noncontrolling interests	9		9		9		11		9

Income before income taxes after noncontrolling interests	$1,151		$1,243		$1,122		$1,149		$896
Add:
Interest expense	226		257		268		279		304
Amortization of debt expense	9		12		11		11		10
Interest component of rent expense	55		59		59		58		56

Earnings	$1,441		$1,571		$1,460		$1,497		$1,266

Fixed charges:
Interest expense	$226		$257		$268		$279		$304
Amortization of debt expense	9		12		11		11		10
Interest component of rent expense	55		59		59		58		56

Fixed charges	$290		$328		$338		$348		$370

Ratio of earnings to fixed charges	5.0	x	4.8	x	4.3	x	4.3	x	3.4	x